SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

                       (AMENDMENT NO. 1)*

             Under the Securities Exchange Act of 1934

                        InterCel, Inc.


                       (Name of Issuer)

              Common Stock, par value $.01 per share


                 (Title of Class of Securities)

                          458 44L 108

                         (CUSIP Number)
      H. T. Arthur, II, Vice President and General Counsel
                       SCANA Corporation
                       1426 Main Street
                       Columbia, SC 29218
                         (803) 376-8547


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          June 28, 1996


        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No   458 44L 108


1)     Names of Reporting Persons

       This Schedule 13D is being filed by a group deemed to have acquired common stock of the Issuer. The names and I.R.S.
       identification numbers of the reporting persons can be found on pages 3 and 4 of this Schedule.

       S.S. or I.R.S. Identification Nos. of Above Persons



2)     Check the Appropriate Box if a Member of a Group (See
       Instructions)                              (a)  / /
                                                  (b) / /



3)     SEC Use Only__________________________________________


4)     Source of Funds (See Instructions)


5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                 / /




6)     Citizenship or Place of Organization




       Number of                  (7)  Sole Voting Power
       Shares Bene-
       ficially
       Owned by                   (8)  Shared Voting Power
       Each Report-
       ing Person                 (9)  Sole Dispositive Power
       With
                                 (10)  Shared Dispositive Power




11)     Aggregate Amount Beneficially Owned by Each Reporting
        Person




12)     Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)



13)     Percent of Class Represented by Amount in Row (11)



14)     Type of Reporting Person (See Instructions)


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

CUSIP No   458 44L 108

1)     Names of Reporting Persons: SCANA Corporation

            S.S. or I.R.S. Identification Nos. of Above Persons

                         57-0784499


2)     Check the Appropriate Box if a Member of a Group (See
       Instructions)                             (a) / /
                                                 (b) / /

3)     SEC Use Only_________________________________________


4)     Source of Funds (See Instructions)


5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                 / /



6)     Citizenship or Place of Organization



       Number of              (7)    Sole Voting Power
       Shares Bene-
       ficially
       Owned by               (8)    Shared Voting Power
       Each Report-
       ing Person             (9)    Sole Dispositive Power
       With
                             (10)    Shared Dispositive Power




11)    Aggregate Amount Beneficially Owned by Each Reporting
       Person



12)    Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)



13)    Percent of Class Represented by Amount in Row (11)



14)    Type of Reporting Person (See Instructions)




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<PAGE)


CUSIP No   458 44L 108

1) Names of Reporting Persons: SCANA Communications, Inc., successor by reason of name change to MPX Systems, Inc.

       S.S. or I.R.S. Identification Nos. of Above Persons

                        57-0784501


2)     Check the Appropriate Box if a Member of a Group (See
       Instructions)                          (a)  / /
                                              (b) / /



3)     SEC Use Only __________________________________________



4)     Source of Funds (See Instructions)


5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                   / /



6)     Citizenship or Place of Organization



       Number of             (7)    Sole Voting Power
       Shares Bene-
       ficially
       Owned by              (8)    Shared Voting Power
       Each Report-
       ing Person            (9)    Sole Dispositive Power
       With
                            (10)    Shared Dispositive Power



11)     Aggregate Amount Beneficially Owned by Each Reporting
        Person



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



13)     Percent of Class Represented by Amount in Row (11)


14)     Type of Reporting Person (See Instructions)



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

     This Amendment No. 1 amends and supplements the Statement on
Schedule 13D dated March 26, 1996 filed with the Securities and Exchange Commission on March 27, 1996 by (i) the group comprising SCANA Corporation ("SCANA") and MPX Systems, Inc., since renamed SCANA Communications, Inc. ("SCI"), both South Carolina corporations (collectively, the "Group"), (ii) SCANA and (iii) SCI. Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing, except that textual references to MPX Systems, Inc. or MPX in the initial filing shall hereafter be deemed to be references to SCI.

Item 2.     Security and Issuer.

     On May 2, 1996 the corporate name of MPX Systems, Inc. was changed to SCANA Communications, Inc.


Item 4.     Purpose of Transaction.

     As previously reported, SCI and InterCel, Inc. ("InterCel") entered into a Stock Purchase Agreement dated as of March 4, 1996 (the "SCI Agreement") pursuant to which SCI agreed to acquire 100,000 shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Convertible Preferred Stock"), of InterCel for $75 million. In addition, pursuant to a Stock Purchase Agreement dated as of March 4, 1996 (the "Ericsson Agreement") between Intercel and Ericsson Inc. ("Ericcson"), InterCel agreed to issue to Ericsson 100,000 shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), of InterCel for $75 million.

     The Ericsson Agreement and the SCI Agreement were entered into by InterCel to provide a portion of the funds required by InterCel to purchase, pursuant to an Asset Purchase Agreement (the "Atlanta MTA Agreement") among GTE Mobilenet Incorporated ("GTE"), InterCel Atlanta Licenses, Inc., a wholly owned subsidiary of InterCel, and InterCel, the license granted by the FCC to provide PCS utilizing
1.8 Ghz in the Atlanta MTA (the "Atlanta License") as summarized in the initial filing.

     The closing of the transactions contemplated by the SCI Agreement, the Ericsson Agreement and the Atlanta MTA Agreement were effected on June 28, 1996 substantially in accordance with the terms of the respective agreements. SCANA financed the purchase of the Series B Convertible Preferred Stock through short-term borrowings, of which approximately $21 million was outstanding on June 28, 1996, and from internally generated funds.



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

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 1996
(Date)

SCANA Corporation


By s/William B. Timmerman
(Signature)


William B. Timmerman, President
(Name/Title)


July 5, 1996
(Date)

MPX Systems, Inc.


By s/William B. Timmerman
(Signature)


William B. Timmerman, President
(Name/Title)

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

                             AGREEMENT REQUIRED BY
                                  RULE 13d-1(f)


     Each of the undersigned agrees that this Amendment No. 1 to
Schedule 13D is being filed on behalf of each of them.


                                  SCANA CORPORATION


                              By: s/William B. Timmerman
                             Its: President
                            Date: July 5, 1996


                                  MPX SYSTEMS, INC.



                              By:  s/William B. Timmerman
                             Its: President
                            Date: July 5, 1996



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